FOR IMMEDIATE RELEASE

IHS HOLDING LIMITED REPORTS FOURTH QUARTER AND FULL YEAR 2024 FINANCIAL RESULTS

FULL YEAR 2024 FINANCIAL RESULTS AHEAD OF GUIDANCE

SIGNIFICANT PROGRESS MADE DELIVERING STRATEGIC REVIEW

London, United Kingdom, March 18, 2025. IHS Holding Limited (NYSE: IHS) (“IHS Towers” or the “Company”), one of the largest independent owners, operators, and developers of shared communications infrastructure in the world by tower count, today reported financial results for the fourth quarter and full year ended December 31, 2024.

CONSOLIDATED HIGHLIGHTS – FOURTH QUARTER AND FULL YEAR 2024

The table below sets forth the select financial results for the three months and twelve months ended December 31, 2024 and December 31, 2023:

	Three months ended December 31,			Full year ended December 31,
	2024	2023	Change	2024	2023	Change
	$’million	$’million	%	$’million	$’million	%

Revenue	437.8	509.8	(14.1)	1,711.2	2,125.5	(19.5)
Adjusted EBITDA(1)	246.4	274.2	(10.1)	928.4	1,132.5	(18.0)
Income/(loss) for the period	243.1	(456.8)	153.2	(1,644.2)	(1,988.2)	17.3
Cash from operations	348.8	162.1	115.3	775.9	902.9	(14.1)
ALFCF(1)	107.1	118.2	(9.3)	304.2	432.8	(29.7)

(1)	Adjusted EBITDA and ALFCF are non-IFRS financial measures. See “Use of Non-IFRS financial measures” for additional information, definitions and a reconciliation to the most comparable IFRS measures.

FOURTH QUARTER 2024

Financial Highlights

●	Revenue of $437.8 million increased 4.2% compared to the third quarter of 2024 with continued growth in revenue from Colocation, Lease Amendments and New Sites, more than offsetting the slight depreciation of the Nigerian Naira (“NGN”) versus the U.S. dollar (“USD”)
●	Revenue decreased 14.1% year-on-year and increased 39.3% on an organic basis. Organic growth was driven by 9.2% Constant Currency(1) growth with the remainder a result of foreign exchange (“FX”) resets and power indexation, which helped to mitigate the non-core decline of 53.1% primarily driven by the 50.0% NGN devaluation, the majority of which occurred during the first quarter of 2024
●	Adjusted EBITDA of $246.4 million (down 10.1% year-on-year) reached an Adjusted EBITDA Margin of 56.3%, an increase of 250 basis points year-on-year, driven by continued financial discipline
●	Income for the period was $243.1 million of which $169.9 million related to unrealized FX gains
●	Adjusted Levered Free Cash Flow (“ALFCF”) of $107.1 million with cash from operations of $348.8 million
●	Capital expenditure (“Total Capex”) of $82.6 million, down 36.8% year-on-year, reflecting actions being taken to improve cash generation
●	Full year 2024 financial results ahead of guidance across all metrics
●	Consolidated net leverage ratio(2) of 3.7x, down 0.2x from the third quarter of 2024, within the target of 3.0x-4.0x

Strategic and Operational Highlights

●	Completed the disposal of IHS Towers’ 70% interest in IHS Kuwait Limited at an Enterprise Value(3) of $230 million as part of the ongoing strategic review targeted at shareholder value-creation options
●	Extended maturity profile and shifted more debt into local currency through a $439 million equivalent dual-tranche term loan with proceeds used to repay existing $430 million term loan due to mature in October 2025

●	Raised $1.2 billion from the issuance of dual tranche senior notes, with proceeds used to refinance in part the Group’s shorter maturity notes, reducing shorter term maturities due in 2026 and 2027
●	Reduced volatility of the NGN compared to earlier in the year, with 8.0% appreciation versus the USD during the quarter. Continued USD availability, with $153 million upstreamed from Nigeria alone in the quarter
●	Continued organic growth in Towers (39,229) and Tenants (59,343) reaching a Colocation Rate of 1.51x at the end of the fourth quarter. Lease Amendments increased to 39,671 during the period

(1)	“Constant Currency” combines the impact from CPI escalation, New Sites, new Colocation, new Lease Amendments, fiber and other revenues, as captured in organic revenue. Refer to “Item 5. Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2024 for the definition of organic revenue and additional information.
(2)	Refer to note 4(e) in our Annual Report on Form 20-F for the fiscal year ended December 31, 2024 for further information on the calculation of this figure.
(3)	“Enterprise Value” is defined as anticipated cash consideration to be received (as of December 2, 2024, the date of transaction announcement) plus borrowings less cash in the business and stated for a 100% shareholding. Refer to note 31.2 in our Annual Report on Form 20-F for the fiscal year ended December 31, 2024 for further information on the disposal of the Kuwait business.

FULL YEAR 2024

Financial Highlights

●	Revenue of $1,711.2 million decreased by 19.5% (and increased by 48.1% on an organic basis) year-on-year, primarily driven by the non-core impact of the 57% devaluation of the Nigerian Naira
●	Organic revenue growth was driven by 6.5% Constant Currency growth, with continued growth in revenue from Colocation, Lease Amendments and New Sites, with the remainder a result of FX resets and power indexation
●	Adjusted EBITDA of $928.4 million reached an Adjusted EBITDA Margin of 54.3%, an increase of 100 basis points year-on-year, reflecting continued cost control
●	Loss for the period was $1,644.2 million of which $1,610.7 million related to unrealized FX losses
●	ALFCF was $304.2 million with cash from operations of $775.9 million
●	Total Capex of $255.9 million was down 56.3% year-on-year, reflecting a narrowed focus on capital allocation

Strategic and Operational Highlights

●	Initiated strategic review in March 2024 targeted at shareholder value-creation options with significant progress made:
o	Material commercial progress including the renewal and extension of all MTN tower MLAs and extension of Airtel Nigeria MLA, covering approximately 72% of group revenue
o	Reduced risk in operating model by materially reducing exposure to power prices, with expectation to result in reduced earnings volatility. Included introducing power indexation to use fees with MTN in Nigeria, and unbundling the power Managed Services contract with MTN in South Africa
o	Significant advances made on balance sheet strategy through extending maturity profile and shifting more debt into local currency
o	Disposal of IHS Towers’ 70% interest in IHS Kuwait Limited at an Enterprise Value of $230 million, highlighting the value within the Group’s wider portfolio of assets
●	Amended articles of association to better align governance framework with that of mature US listed companies
●	Continued USD availability, allowing us to source and upstream $271 million from Nigeria alone during the year

Sam Darwish, IHS Towers Chairman and Chief Executive Officer, stated, “We’re reporting a strong performance in the fourth quarter, with our key metrics revenue, Adjusted EBITDA and ALFCF all ahead of our guidance, while Total Capex was below expectations, and we saw a drop in our consolidated net leverage ratio. We believe our positive momentum reflects both the continued strong secular trends we are seeing across our business, a more stable macroeconomic environment, as well as the significant commercial and financial progress we have made during 2024 as part of our ongoing strategic review. We have de-risked our business through extending commercial contracts with Key Customers into the next decade, reduced our exposure to power prices, extended our debt maturities and completed some of our disposals target.

Looking to 2025 and beyond, we remain excited by the strong structural growth opportunities across our footprint. We believe we are well placed to leverage our market leading positions and support growing demand for our critical communications infrastructure, with growth underpinned by continued 5G deployment across our markets and an improving backdrop within our largest market Nigeria after recent carrier tariff rate increases. As we enter 2025, we remain focused on further enhancing our profitability and cash flow generation, as can be seen in our FY25 guidance, and are committed to further strengthening our balance sheet, supported by potential further select asset disposals, allowing us to deliver increasing returns for all our stakeholders.”

Full Year 2025 Outlook Guidance

The following full year 2025 guidance is based on a number of assumptions that management believes to be reasonable and reflects the Company’s expectations as of March 18, 2025. Actual results may differ materially from these estimates as a result of various factors, and the Company refers you to the cautionary language regarding “forward-looking” statements included in this press release when considering this information.

The Company’s outlook is based on the following:

●	Organic revenue Y/Y growth of approximately 12% (at the mid-point)
●	Average foreign currency exchange rates to 1.00 U.S. dollar for January 1, 2025, through December 31, 2025, for key currencies: (a) 1,640 Nigerian Naira; (b) 5.90 Brazilian Real (c) 0.96 Euros (d) 18.50 South African Rand
●	No contribution from Kuwait and Peru operations sold during 2024
●	Revenue withholding tax in Nigeria reduced from 10% to 2% effective January 1, 2025
●	Approximately 500 Build-to-suit sites, of which approximately 400 sites in Brazil
●	Consolidated net leverage ratio target of 3.0x-4.0x

Metric	Current Range
Revenue	$1,680M-1,710M
Adjusted EBITDA (1)	$960M-980M
Adjusted Levered Free Cash Flow (1)	$350M-370M
Total Capex	$260M-290M

(1)	Adjusted EBITDA and ALFCF are non-IFRS financial measures. See “Use of Non-IFRS financial measures” for additional information and a reconciliation to the most comparable IFRS measures. We are unable to provide a reconciliation of Adjusted EBITDA and ALFCF to (loss)/income and cash from operations, respectively, presented above without an unreasonable effort, due to the uncertainty regarding, and the potential variability, of these costs and expenses that may be incurred in the future, including, in the case of Adjusted EBITDA, share-based payment expense, finance costs, insurance claims and gain on disposal of subsidiary, and in the case of ALFCF, cash from operations, net movement in working capital and maintenance capital expenditures, each of which adjustments may have a significant impact on these non-IFRS measures.

RESULTS OF OPERATIONS FOR THE FOURTH QUARTER AND FULL YEAR 2024

Impact of Nigerian Naira devaluation

Following the steps taken by the Central Bank of Nigeria, the Naira devalued between the period immediately prior to the announcement and the month end rate as of June 30, 2023. The Naira continued to devalue in the second half of 2023 and in January 2024, there was a further significant devaluation. During the second and third quarters of 2024, the Naira continued to devalue but at a significantly slower rate as compared to the first quarter of 2024. During the fourth quarter of 2024, this trend reversed resulting in an appreciation of the Naira closing rate at the end of the fourth quarter compared to the end of third quarter of 2024.

In November 2024, the Central Bank of Nigeria directed authorized dealers to use a new trading platform - Bloomberg BMatch as the Electronic Foreign Exchange Matching System (“EFEMS”) for foreign exchange related activities. It is expected the platform would enhance the integrity and operational efficiency of the foreign exchange market by providing greater price discovery.

Set out below are the closing and average rates for the Naira currency relevant to these financial statements:

	Closing Rate	Closing Rate Movement (1)	3- Month Average Rate	Average Rate Movement (1)
	₦:$	$:₦	₦:$	$:₦

June 14, 2023	472.3	—	—	—
June 30, 2023	752.7	(37.3)%	508.0	—
September 30, 2023	775.6	(2.9)%	767.7	(33.8)%
December 31, 2023	911.7	(14.9)%	815.0	(5.8)%
March 31, 2024	1,393.5	(34.6)%	1,315.9	(38.1)%
June 30, 2024	1,514.3	(8.0)%	1,391.8	(5.4)%
September 30, 2024	1,669.1	(9.3)%	1,601.0	(13.1)%
December 31, 2024	1,546.0	8.0%	1,628.5	(1.7)%

(1)	Movements presented for each period are between that period’s rate and the preceding period rate and are calculated as percentage of the period’s rate.

Due to the Naira devaluation, Revenue and segment Adjusted EBITDA in the fourth quarter of 2024 were negatively impacted by $259.0 million and $155.2 million, respectively, compared to the same period in 2023. In the fourth quarter of 2024, the foreign exchange resets in some of our contracts partially offset these impacts. However, the appreciation of the Naira in the fourth quarter of 2024 resulted in unrealized foreign exchange gains of $166.9 million on USD denominated intercompany loans advanced to our Nigerian operations (partially offsetting the unrealized losses in the previous quarters of 2024). The unrealized gains and losses are recorded in finance costs, however Group net assets are not impacted since equal and opposite gains and losses are recorded in equity on the retranslation of the Nigerian operations’ assets and liabilities (which include these loans). The assets included property, plant and equipment and the devaluation of the Naira from December 31, 2023 to December 31, 2024 resulted in a $261.5 million reduction in their carrying value.

Results for the three months ended December 31, 2024 versus 2023

Revenue

Revenue for the three months ended December 31, 2024 of $437.8 million declined 14.1% year-on-year, driven primarily by the devaluation of the Naira versus the U.S. dollar. Organic revenue(1) increased by $200.5 million (increased 39.3%) year-on-year during the fourth quarter driven primarily by foreign exchange resets, power indexation, escalations, and continued growth in revenues from Tenants, Lease Amendments and New Sites. This growth was partially offset by the initial impact of the new financial terms in the renewed and extended contracts with MTN Nigeria, signed during the third quarter of 2024. Aggregate inorganic revenue declined $1.7 million, which primarily related to the disposal of operations in Kuwait in December 2024. The increase in organic revenue was more than offset by the non-core impact of adverse movements in foreign exchange rates used to translate the results of foreign operations of $270.7 million, or 53.1%, of which $259.0 million was due to the devaluation of the Naira.

In December, 2024, the Company completed the disposal of its 70% interest in IHS Kuwait Limited, resulting in 12 fewer trading days for this operation in both the three month and full year periods ended December 31, 2024 when compared to the equivalent periods ended December 31, 2023. The revenue from the equivalent 12 day comparative period after December 19, 2023 is captured within inorganic revenue. Given the disposal date of December 19, 2024, as of December 31, 2024 the entire Tower portfolio, Tenants and Lease Amendments in Kuwait had been deconsolidated. Refer to note 31.2 in our Annual Report on Form 20-F for the fiscal year ended December 31, 2024 for further information on the disposal of the Kuwait business.

Refer to the revenue component of the segment results section of this discussion and analysis for further details.

For the fourth quarter, the net decrease in Towers was 846 year-on-year (or a net increase of 896 year-on-year when excluding the impact of the Kuwait and Peru disposals), resulting in total Towers of 39,229 at the end of the period. The decrease primarily resulted from the divestiture of 1,678 Towers from Kuwait and 64 Towers from Peru. The addition of 929 New Sites, was partially offset by 250 Churned and 15 decommissioned. Tenants declined 384 year-on-year (including the net divestiture of 1,700 and 66 from Kuwait and Peru, respectively, and a reduction of 529 Tenants, in the third quarter of 2024, occupied by our smallest Key Customer on which we were not recognizing revenue), resulting in total Tenants of 59,343 and a Colocation Rate of 1.51x at the end of the fourth quarter. Excluding the impact of the Kuwait and Peru disposals, we added 1,382 net new tenants year-on-year. Year-on-year, we added 3,068 Lease Amendments, driven primarily by 5G and fiber upgrades, partially offset by the net divestiture of 272 from Kuwait, resulting in total Lease Amendments of 39,671 at the end of the fourth quarter.

(1)	Refer to “Item 5. Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2024 for the definition of organic revenue and additional information.

Adjusted EBITDA

Adjusted EBITDA for the fourth quarter was $246.4 million, resulting in an Adjusted EBITDA margin of 56.3%. Adjusted EBITDA decreased 10.1% year-on-year in the fourth quarter reflecting the decrease in revenue described above, partially offset by a decrease in cost of sales included within Adjusted EBITDA. The reduction in cost of sales was primarily driven by a decrease in regulatory fees of $10.6 million, mostly relating to a non-recurring review of the current and historical license obligations in the SSA segment, and a decrease in power generation costs ($7.9 million), security services costs ($3.9 million), tower repairs and maintenance costs ($2.6 million), and staff costs ($1.9 million). The $4.0 million increase in other cost of sales was primarily driven by a non-recurring write-down of inventory in the period. The $21.5 million reduction in administrative costs included within Adjusted EBITDA was largely driven by a devaluation of the Naira against the U.S. dollar, supported by cost saving initiatives implemented during the period.

Income for the period

Income for the period in the fourth quarter of 2024 was $243.1 million, compared to a loss of $456.8 million for the fourth quarter of 2023. This equates to an increase of income of $699.9 million year-on-year, driven primarily by a $636.7 million decrease in net finance costs. The decrease in net finance costs was mainly due to the impact of the movement in the Naira rate in the respective quarters on USD denominated intercompany loans advanced to our Nigerian operations. In the fourth quarter of 2023, the Naira devaluation led to a foreign exchange loss, whereas in the current quarter the Naira appreciated giving rise to a gain. Further, the current quarter included a $83.9 million gain from the disposal of our Kuwait subsidiary. This was partially offset by the decrease in revenue as described above.

Cash from operations

Cash from operations for the fourth quarter of 2024 was $348.8 million, compared to $162.1 million for the fourth quarter of 2023. The increase reflects an improvement in working capital movements of $196.1 million (inclusive of a withholding tax receivable decrease of $20.8 million), partially offset by a decrease in operating income before working capital changes of $9.3 million.

ALFCF

ALFCF for the fourth quarter of 2024 was $107.1 million, compared to $118.2 million for the fourth quarter of 2023. The decrease in ALFCF was primarily due to the decrease in cash from operations before working capital movements of $9.3 million described above, an increase in net interest paid of $9.8 million, partially offset by a reduction in withholding tax of $6.7 million and maintenance and corporate capex of $2.6 million.

SEGMENT RESULTS

Revenue and Adjusted EBITDA by segment

Set out below are Revenue and Adjusted EBITDA for each of our reportable segments for the three months ended December 31, 2024 and 2023:

	Revenue			Adjusted EBITDA
	Three months ended December 31,			Three months ended December 31,
	2024	2023	Change	2024	2023	Change
	$’000	$’000%		$’000	$’000%

Nigeria	258,870	320,662	(19.3)	154,871	199,841	(22.5)
SSA	124,173	124,016	0.1	80,800	62,373	29.6
Latam	44,645	54,331	(17.8)	37,113	41,089	(9.7)
MENA	10,134	10,775	(5.9)	7,308	7,916	(7.7)
Unallocated corporate expenses(1)	—	—	—	(33,720)	(37,037)	9.0
Total	437,822	509,784	(14.1)	246,372	274,182	(10.1)

(1)	Unallocated corporate expenses primarily consist of costs associated with centralized Group functions including Group executive, legal, finance, tax and treasury services.

Nigeria

Fourth quarter revenue decreased 19.3% year-on-year to $258.9 million, primarily driven by devaluation of the NGN versus the U.S. dollar. When compared to the third quarter of 2024, revenue increased 6.8%. Organic revenue increased by $197.2 million (61.5%) year-on-year driven primarily by foreign exchange resets and diesel prices, as well as continued growth in revenue from Colocation and Lease Amendments, partially offset by a reduction in revenues related to the new financial terms in the renewed contracts with MTN Nigeria, signed during the third quarter of 2024. The decrease in reported revenue was primarily driven by the impact of negative movements in foreign exchange rates used to translate the results of foreign operations, with an average Naira rate of ₦1,629 to $1.00 in the fourth quarter of 2024 compared to the average rate of ₦815 to $1.00 in the fourth quarter of 2023. This led to a non-core decline of $259.0 million, or 80.8% year-on-year.

Tenants decreased by 269 year-on-year, with growth of 528 from Colocation and 96 from New Sites, more than offset by 893 Churned (which includes, for the third quarter of 2024, 529 Tenants occupied by our smallest Key Customer on which we were not recognizing revenue), while Lease Amendments increased by 1,035 primarily due to 3G and fiber upgrades.

Segment Adjusted EBITDA for the fourth quarter declined 22.5% year-on-year to $154.9 million, for a margin of 59.8%. When compared to the third quarter of 2024, segment Adjusted EBITDA declined 2.5%. The year-on-year decline in segment Adjusted EBITDA for the fourth quarter primarily reflects the decrease in revenue described above, partially offset by a reduction in cost of sales and administrative expenses included within segment Adjusted EBITDA, primarily due to the devaluation of the Naira which is used to translate the results of our Nigeria operations. During the fourth quarter there was a decrease in costs of sales, including a reduction in the cost of diesel ($3.4 million), tower repairs and maintenance costs ($1.6 million), security services costs ($1.2 million) and staff costs ($1.7 million), even though the underlying Naira-based costs increased during the period. The $4.9 million increase in other cost of sales was primarily driven by a non-recurring write-down of inventory in the period.

SSA

Fourth quarter revenue was broadly flat year-on-year at $124.2 million, primarily driven by movements in organic revenue, which increased by $3.9 million, or 3.1%, due to factors including new Tenants, Colocations, Lease Amendments in addition to CPI escalators, offset by $4.5 million lower power pass-through revenues being recognized after the changes in our agreements with MTN South Africa relating to the provision of power Managed Services. These changes to power pass-

through revenue have no impact on segment Adjusted EBITDA. Other factors impacting organic revenue included growth in Tenants, New Sites and Lease Amendments, together with escalations and foreign exchange resets. The growth in organic revenue in the third quarter was offset by the non-core impact of negative movements in foreign exchange rates of $3.7 million, or 3.0%.

Tenants increased by 835 year-on-year, including 814 from Colocation and 127 from New Sites, partially offset by 106 from Churn, while Lease Amendments increased by 1,687.

Segment Adjusted EBITDA for the fourth quarter grew 29.6% year-on-year to $80.8 million, for a margin of 65.1%. The year-on-year increase in segment Adjusted EBITDA for the fourth quarter primarily reflects a decrease in cost of sales included within Adjusted EBITDA of $19.3 million, driven by reduced regulatory fees ($11.0 million) primarily relating to a non-recurring review of the current and historical license obligations, and reduced tower repairs and maintenance costs ($1.5 million), security services costs ($3.0 million) and power generation costs ($4.1 million) driven by the changes in our agreements with MTN South Africa described above.

Latam

Fourth quarter revenue decreased 17.8% year-on-year to $44.6 million and was primarily driven by the non-core impact of adverse movements in foreign exchange rates of $8.0 million, or 14.7%. Organic revenue declined 2.7% in the quarter, or $1.5 million, driven by a reduction in revenues from our customer Oi S.A. (“Oi Brazil”) of $3.8 million as a result of their judicial recovery proceedings, partially offset by continued growth in Tenants, Lease Amendments and New Sites.

Tenants increased by 746 year-on-year, including 697 from New Sites and 309 from Colocation, partially offset by 194 Churned and net divestiture of 66, due to the disposal of our Peru operations, while Lease Amendments increased by 346.

Fourth quarter segment Adjusted EBITDA declined 9.7% to $37.1 million, for a margin of 83.1%, and primarily reflects the decrease in revenue described above, partially offset by a reduction in staff cost of sales ($0.4 million) and site rental costs ($1.2 million).

MENA

On December 19, 2024, the Company completed the disposal of its 70% interest in IHS Kuwait Limited, resulting in 12 fewer trading days for this operation, equating to a reduction to revenue of $1.5 million, in both the three month and full year periods ended December 31, 2024 when compared to the equivalent periods ended December 31, 2023. The revenue from the equivalent 12 day comparative period after December 19, 2023 is captured within inorganic revenue. Given the disposal date of December 19, 2024, as of December 31, 2024 the entire Tower portfolio, Tenants and Lease Amendments had been deconsolidated. Refer to note 31.2 in our Annual Report on Form 20-F for the fiscal year ended December 31, 2024 for further information on the disposal of the Kuwait business.

Fourth quarter revenue decreased 5.9% year-on-year to $10.1 million which included the impact of 12 fewer days of IHS Kuwait results following the sale of this operation to Zain Kuwait on December 19, 2024 more than offsetting growth primarily by New Sites, Lease Amendments and escalations. Revenues declined inorganically in the period by $1.5 million, or 13.9%, reflecting the disposal of this operation to Zain Kuwait described above.

Prior to the disposal in December 2024, Tenants increased by 4 for the year, including 9 from New Sites, partially offset by 5 Churned sites, while Lease Amendments increased by 272, resulting in 1,678 Towers, 1,700 Tenants and 272 Lease Amendments. Following completion of the Kuwait Dispoal and as of December 31, 2024 these Tower, Tenants and Lease Amendments had been deconsolidated.

Segment Adjusted EBITDA was $7.3 million for the fourth quarter, a decrease of 7.7% year-on-year. The decrease in segment Adjusted EBITDA primarily reflects the decrease in revenue described above, with year-on-year growth impacted by 12 fewer days of IHS Kuwait results following the sale of this operation to Zain Kuwait on December 19, 2024.

CAPITAL EXPENDITURE

Set out below is the capital expenditure for the three months ended December 31, 2024 and 2023 for each of our reporting segments:

	Three months ended December 31,
	2024	2023	Change	Change
	$’000	$’000	$’000%

Nigeria	33,719	66,703	(32,984)	(49.4)
SSA	17,070	11,348	5,722	50.4
Latam	30,951	50,809	(19,858)	(39.1)
MENA	179	1,276	(1,097)	(86.0)
Other	682	492	190	38.6
Total capital expenditure	82,601	130,628	(48,027)	(36.8)

During the fourth quarter of 2024, capital expenditure was $82.6 million, compared to $130.6 million for the fourth quarter of 2023. The decrease is primarily driven by lower capital expenditure across our Nigeria and Latam segments reflecting the actions we are taking to improve cash generation and to narrow our focus on capital allocation.

Nigeria

The 49.4% year-on-year decrease for the fourth quarter was primarily driven by decreases of $17.1 million related to Project Green given the investment planned for this project is now largely complete, $5.1 million related to augmentation, $3.2 million related to maintenance and $8.0 million related to other capital expenditure.

SSA

The 50.4% year-on-year increase for the fourth quarter was primarily driven by increases in maintenance ($2.9 million), refurbishment ($2.2 million), and augmentation ($1.8 million), partially offset by a $2.4 million decrease related to New Sites.

Latam

The 39.1% year-on-year decrease for the fourth quarter was primarily driven by decreases related to New Sites ($9.4 million), fiber business ($5.8 million), maintenance ($2.0 million) and other capital expenditure ($3.7 million).

MENA

The 86.0% year-on-year decrease for the fourth quarter was primarily due to a decrease related to New Sites ($0.6 million) and refurbishment ($0.1 million).

Results for the full ended December 31, 2024 versus 2023

Revenue

Revenue for the full year ended December 31, 2024 of $1,711.2 million declined 19.5% year-on-year driven primarily by the devaluation of the NGN versus the U.S. dollar. Organic revenue(1) increased by $1,021.7 million (increased 48.1%) year-on-year driven primarily by foreign exchange resets, power indexation, escalations, and continued growth in revenues from Tenants, Lease Amendments and New Sites. This growth was partially offset by the initial impact of the new financial terms in the renewed and extended contracts with MTN Nigeria, signed during the third quarter of 2024. Aggregate inorganic revenue declined $0.4 million, which related to the sixth stage of the Kuwait Acquisition, offset by the disposal of operations in Kuwait in December 2024 and Peru in April 2024. The increase in organic revenue was more than offset by the non-core impact of adverse movements in foreign exchange rates used to translate the results of foreign operations of $1,435.6 million, or 67.5%, of which $1,394.0 million was due to the devaluation of the NGN.

Refer to the revenue component of the segment results section of this discussion and analysis for further details.

(1)	Refer to “Item 5. Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2024 for the definition of organic revenue and additional information.

Adjusted EBITDA

Adjusted EBITDA was $928.4 million in the full year ended December 31, 2024, resulting in an Adjusted EBITDA margin of 54.3%. Adjusted EBITDA decreased 18.0% year-on-year reflecting the decrease in revenue described above, partially offset by a decrease in cost of sales, largely driven by the devaluation of the Naira versus the U.S. dollar. The reduction in cost of sales was primarily due to a decrease in tower repairs and maintenance costs ($42.9 million), power generation costs ($47.9 million), security services costs ($24.5 million), regulatory fees ($29.4 million) and staff costs ($8.7 million). The $59.1 million reduction in administrative costs included within Adjusted EBITDA was primarily driven by the devaluation of the Naira against the U.S. dollar, supported by cost saving initiatives implemented during the period.

Loss for the year

The year-on-year decrease in the loss for the year of $344.0 million is primarily driven by lower net financing costs of $321.9 million, as a result of a decrease in the unrealized net foreign exchange losses arising from financing linked to lower level of Naira devaluation year-on-year. This decrease is coupled with a net gain of $83.9 million from the Kuwait Disposal. In addition, there was reductions in impairment of property, plant and equipment, intangible assets excluding goodwill and related prepaid land rent of $72.9 million, primarily driven by power equipment assets in our SSA segment being classified as assets held for sale and remeasured at fair value less cost to sell in the third quarter of 2023, as well as decreases in in depreciation ($69.2 million), power generation ($47.9 million), net impairment of withholding tax receivables ($46.9 million), tower repairs and maintenance ($42.9 million), regulatory fees ($29.4 million), and security services ($24.5 million). This was partially offset by an impairment of goodwill of $87.9 million related to the IHS Latam tower business which was recognized in the first quarter of 2024 and a decrease in revenue as described above.

Cash from operations

Cash from operations for the full year ended 2024 was $775.9 million, compared to $902.9 million for the full year ended 2023. The decrease reflects a decrease in operating income before working capital changes of $193.4 million, partially offset by an improvement in working capital movements of $66.3 million (inclusive of a withholding tax receivable decrease of $85.1 million).

ALFCF

ALFCF for the full year ended 2024 was $304.2 million, compared to $432.8 million for the full year ended 2023. The decrease in ALFCF was primarily due to the decrease in cash from operations before working capital movements of $193.4 million described above, an increase in net interest paid of $43.1 million, partially offset by a reduction in withholding tax of $32.5 million and maintenance and corporate capex of $69.6 million.

Project Green, which began in October 2022, resulted in annualized ALFCF savings of approximately $49 million (vs guidance of $51 million) for the full year ended 2024.

FINANCING ACTIVITIES DURING THE THREE MONTHS ENDED DECEMBER 31, 2024

Below is a summary of key facilities we have entered into, repaid or amended during the fourth quarter of 2024. Approximate U.S. dollar equivalent values for non-USD denominated facilities stated below are translated from the currency of the debt at the relevant exchange rates on December 31, 2024.

IHS Holding 2021 Notes Issuance

In November 2024, the 2026 Notes were partially redeemed, in an aggregate principal amount outstanding of $300.0 million following the issuance of the IHS Holding 2030/31 Notes and as of December 31, 2024, the aggregate principal amount outstanding on the IHS Holding 2026/28 Notes is $700.0 million.

IHS Holding (2022) Bullet Term Loan

In October 2024, the drawn amount of $430.0 million was fully prepaid using the proceeds received from the IHS Holding 2024 Dual-Tranche Term Loan.

IHS Holding (2024) Term Loan

In November 2024, the IHS Holding 2024 Term Loan was fully prepaid using the proceeds received from the IHS Holding 2030/31 Notes.

IHS Holding 2024 Dual-Tranche Term Loan

In October 2024, IHS Holding Limited entered into and drew down on a dual-tranche $255.0 million and ZAR 3,246.0 million loan agreement (together totaling approximately $427.6 million equivalent at December 31, 2024 exchange rates). This syndicated facility is scheduled to terminate in October 2029. The majority of the proceeds were applied toward the repayment of the IHS Holding (2022) Bullet Term Loan and general corporate purposes.

As of December 31, 2024, $427.6 million equivalent of the IHS Holding 2024 Dual-Tranche Term Loan was drawn down.

IHS Holding 2024 Notes Issuance

In November 2024, IHS Holding Limited issued $550.0 million 7.875% Senior Notes due 2030 (the “2030 Notes”) and $650.0 million 8.250% Senior Notes due 2031 (the “2031 Notes”, and together with the 2030 Notes, the “IHS Holding 2030/31 Notes”), guaranteed by IHS Netherlands Holdco B.V., IHS Netherlands NG1 B.V., IHS Netherlands NG2 B.V., Nigeria Tower Interco B.V., IHS Nigeria Limited, IHS Towers NG Limited, INT Towers Limited and INT Towers NG Finco 1 Plc.

The proceeds of the issuance of the IHS Holding 2030/31 Notes were used to partially redeem the principal amount of the 2026 Notes and 2027 Notes and fully prepay the IHS Holding (2024) Term Loan (including accrued and unpaid interest), fees and expenses related to the offering of the notes, and for general corporate purposes. The IHS Holding 2030/31 Notes pay interest semi-annually in arrear and the principal is repayable in full on maturity.

As of December 31, 2024, the aggregate principal amount outstanding of the IHS Holding 2030/31 Notes was $1,200.0 million.

IHS Netherlands Holdco B.V. Notes

In November 2024 and December 2024, the 2027 Notes were partially redeemed, in an aggregate principal amount outstanding of $654.0 million following the issuance of the IHS Holding 2030/31 Notes and as of December 31, 2024, the aggregate principal amount outstanding on the 2027 Notes was $286.0 million.

IHS Kuwait Facility

IHS Kuwait Limited was sold as part of the Kuwait Disposal that completed in December 2024.

IHS South Africa Overdraft

This overdraft facility, entered into in October 2023, expired in December 2024.

Letter of Credit Facilities

As of December 31, 2024, IHS Nigeria has utilized $2.0 million through funding under agreed letters of credit. These letters mature on March 31, 2025, and their interest rates range from 12.00% to 15.55%. These letters of credit are utilized to fund capital and operational expenditure with suppliers.

As of December 31, 2024, INT Towers Limited has utilized $4.8 million through funding under agreed letters of credit. These letters mature on March 31, 2025, and their interest rates range from 12.00% to 15.75%. These letters of credit are utilized to fund capital and operational expenditure with suppliers.

As of December 31, 2024, Global Independent Connect Limited has utilized $0.1 million through funding under agreed letters of credit. These letters mature on March 31, 2025, and their interest rates range from 15.25% to 15.28%. These letters of credit are utilized to fund capital and operational expenditure with suppliers.

OTHER ACTIVITIES AFTER REPORTING PERIOD

Oi S.A. Judicial Recovery Plan Update

On March 13, 2025, the Group acquired 100% of SPE Imóveis e Torres Selecionados as part of the Oi S.A. Judicial Recovery Plan. The acquisition effectively converts the 1,567 towers and 187 related land assets, already held by the Group as right-of use assets, to property, plant and equipment. The transaction was non-cash and was settled through discounts already given to Oi under the Judicial Recovery Plan agreed in April 2024.

Conference Call

IHS Towers will host a conference call on March 18, 2025, at 8:30am ET to review its financial and operating results. Supplemental materials will be available on the Company’s website, www.ihstowers.com. The conference call can be accessed by calling +1 646 233 4753 (U.S./Canada) or +44 20 3936 2999 (UK/International). The call ID is 519217.

A simultaneous webcast and replay will be available in the Investor Relations section of the Company’s website, www.ihstowers.com, on the Earnings Materials page.

Upcoming Conferences and Events

IHS Towers management is expected to participate in the upcoming conferences outlined below, dates noted are subject to change. Visit www.ihstowers.com/investors/investor-presentations-events for additional conferences information.

●	Avior 2025 Corporate Summit (South Africa) – March 25, 2025

About IHS Towers

IHS Towers is one of the largest independent owners, operators and developers of shared communications infrastructure in the world by tower count and is solely focused on the emerging markets. The Company has over 39,000 towers across its nine markets, including Brazil, Cameroon, Colombia, Côte d’Ivoire, Egypt, Nigeria, Rwanda, South Africa and Zambia. For more information, please email: communications@ihstowers.com or visit: www.ihstowers.com.

For more information about the Company and our financial and operating results, please also refer to the 4Q24 Supplemental Information deck posted to our Investors Relations website at www.ihstowers.com/investors.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. We intend such forward-looking statements to be covered by relevant safe harbor provisions for forward-looking statements (or their equivalent) of any applicable jurisdiction, including those contained in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements other than statements of historical facts contained in this press release may be forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “targets,” “projects,” “contemplates,” “believes,” “estimates,” “forecast,” “predicts,” “potential” or “continue” or the negative of these terms or other similar expressions. Forward-looking statements contained in this press release include, but are not limited to statements regarding our future results of operations and financial position, future organic growth, anticipated results for the fiscal year 2025 (including our ability to enhance profitability and cash flow generation) industry and business trends, business strategy and plans, shareholder value creation (including our ongoing strategic review and related productivity enhancements and cost reductions, as well as our ability to refinance or meet our debt obligations), our market growth, position and our objectives for future operations, including our ability to maintain relationships with customers, the potential benefit of the terms of our contract renewals the impact (illustrative or otherwise) of the renewed agreements with MTN Nigeria (including certain rebased fee components) on our financial results, the impact of currency and exchange rate fluctuations (including the fluctuations of the Naira) and other economic and geopolitical factors on our future results and operations, the outcome and potential benefit of our ongoing strategic review, including our ability to make commercial progress, increase Adjusted EBITDA and cash flow generation and reduce debt, our objectives for future operations, our participation in upcoming presentations and events, and the timing of any of the foregoing.

We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to:

●	non-performance under or termination, non-renewal or material modification of our customer agreements;
●	volatility in terms of timing for settlement of invoices or our inability to collect amounts due under invoices;
●	a reduction in the creditworthiness and financial strength of our customers;
●	the business, legal and political risks in the countries in which we operate;
●	general macroeconomic conditions in the countries in which we operate;
●	changes to existing or new tax laws, rates or fees;
●	foreign exchange risks, particularly in relation to the Nigerian Naira, and/or ability to hedge against such risks in our commercial agreements or to access U.S. dollars in our markets;
●	the effect of regional or global health pandemics, geopolitical conflicts and wars and acts of terrorism including, but not limited to, or as a result of, political instability, religious differences, ethnicity and regionalism in emerging and less developed markets;
●	our inability to successfully execute our business strategy and operating plans, including our ability to increase the number of Colocations and Lease Amendments on our Towers and construct New Sites or develop business related to adjacent telecommunications verticals (including, for example, relating to our fiber businesses in Latin America and elsewhere) or deliver on our sustainability or environmental, social and governance (ESG) strategy and initiatives under anticipated costs, timelines, and complexity, such as our Carbon Reduction Roadmap (and Project Green);
●	our inability to manage growth;
●	our reliance on third-party contractors or suppliers, including failure, underperformance or inability to provide products or services to us (in a timely manner or at all) due to sanctions regulations, supply chain issues or for other reasons;
●	our estimates and assumptions and estimated operating results may differ materially from actual results;
●	increases in operating expenses, including fluctuating costs for diesel or ground leases;
●	failure to renew or extend our ground leases, or protect our rights to access and operate our Towers or other telecommunications infrastructure assets;
●	loss of tenancies or customers;
●	risks related to our indebtedness;
●	changes to the network deployment plans of mobile operators in the countries in which we operate;
●	a reduction in demand for our services;
●	the introduction of new technology reducing the need for tower infrastructure and/or adjacent telecommunication verticals;
●	an increase in competition in the telecommunications tower infrastructure industry and/or adjacent telecommunication verticals;
●	our failure to integrate recent or future acquisitions;
●	the identification by management of material weaknesses in our internal control over financial reporting, which could affect our ability to produce accurate financial statements on a timely basis or cause us to fail to meet our future reporting obligations;
●	increased costs, harm to reputation, or other adverse impacts related to increased intention to and evolving expectations for environmental, social and governance initiatives;
●	our reliance on our senior management team and/or key employees;
●	failure to obtain required approvals and licenses for some of our sites or businesses or comply with applicable regulations;
●	inability to raise financing to fund future growth opportunities or operating expense reduction strategies;
●	environmental liability;
●	inadequate insurance coverage, property loss and unforeseen business interruption;

●	compliance with or violations (or alleged violations) of laws, regulations and sanctions, including but not limited to those relating to telecommunications regulatory systems, tax, labor, employment (including new minimum wage regulations), unions, health and safety, antitrust and competition, environmental protection, consumer protection, data privacy and protection, import/export, foreign exchange or currency, and of anti-bribery, anti-corruption and/or money laundering laws, sanctions and regulations;
●	disruptions in our supply of diesel or other materials, as well as related price fluctuations;
●	legal and arbitration proceedings;
●	our reliance on shareholder support (including to invest in growth opportunities) and related party transaction risks;
●	risks related to the markets in which we operate, including but not limited to local community opposition to some of our sites or infrastructure, and the risks from our investments into emerging and other less developed markets;
●	injury, illness or death of employees, contractors or third parties arising from health and safety incidents;
●	loss or damage of assets due to security issues or civil commotion;
●	loss or damage resulting from attacks on any information technology system or software;
●	loss or damage of assets due to extreme weather events whether or not due to climate change;
●	failure to meet the requirements of accurate and timely financial reporting and/or meet the standards of internal control over financial reporting that support a clean certification under the Sarbanes Oxley Act;
●	risks related to our status as a foreign private issuer; and
●	the important factors discussed in the section titled “Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2024.

The forward-looking statements in this press release are based upon information available to us as of the date of this press release, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements. You should read this press release and the documents that we reference in this press release with the understanding that our actual future results, performance and achievements may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements. Additionally, we may provide information herein that is not necessarily “material” under the federal securities laws for SEC reporting purposes, but that is informed by various ESG standards and frameworks (including standards for the measurement of underlying data), and the interests of various stakeholders. Particularly in the ESG context, materiality is subject to various definitions that often differ from, and are generally more expansive than, the definition under US federal securities laws. Much of this information is subject to assumptions, estimates or third-party information that is still evolving and subject to change. For example, we note that standards and expectations regarding greenhouse gas (GHG) accounting and the processes for measuring and counting GHG emissions and GHG emissions reductions are evolving, and it is possible that our approaches both to measuring our emissions and any reductions may be at some point, either currently or in future, considered by certain parties to not be in keeping with best practices. In addition, our disclosures based on any standards may change due to revisions in framework requirements, availability of information, changes in our business or applicable government policies, or other factors, some of which may be beyond our control. These forward-looking statements speak only as of the date of this press release. Except as required by applicable law, we do not assume, and expressly disclaim, any obligation to publicly update or revise any forward-looking statements contained in this press release, whether as a result of any new information, future events or otherwise. Additionally, references to our website and other documents contained in this press release are provided for convenience only, and their content is not incorporated by reference into this press release.

IHS HOLDING LIMITED

CONDENSED CONSOLIDATED STATEMENT OF INCOME/(LOSS) AND OTHER COMPREHENSIVE (LOSS)/INCOME

FOR THE THREE MONTHS AND FULL YEAR ENDED DECEMBER 31, 2024 AND 2023:

	Three months ended December 31,		Full year ended December 31,
	2024	2023	2024	2023
	$’000	$’000	$’000	$’000

Revenue	437,822	509,784	1,711,225	2,125,539
Cost of sales	(227,788)	(220,678)	(890,533)	(1,183,306)
Administrative expenses	(82,260)	(112,906)	(429,818)	(404,783)
(Net loss allowance)/net reversal of loss on trade receivables	(2,082)	(1,977)	25	(7,202)
Other income	86,592	35	88,248	404
Operating income	212,284	174,258	479,147	530,652
Finance income	175,716	8,420	33,747	25,209
Finance costs	(151,646)	(621,091)	(2,123,138)	(2,436,511)
Income/(loss) before income tax	236,354	(438,413)	(1,610,244)	(1,880,650)
Income tax expense	6,712	(18,410)	(33,957)	(107,528)
Income/(loss) for the period	243,066	(456,823)	(1,644,201)	(1,988,178)

Attributable to:
Owners of the Company	246,515	(453,588)	(1,632,025)	(1,976,609)
Non-controlling interests	(3,449)	(3,235)	(12,176)	(11,569)
Income/(loss) for the period	243,066	(456,823)	(1,644,201)	(1,988,178)

Income/(loss) per share ($) - basic	0.74	(1.36)	(4.90)	(5.93)
Income/(loss) per share ($) - diluted	0.73	(1.36)	(4.90)	(5.93)

Other comprehensive income:
Items that may be reclassified to income or loss
Exchange gain recycled to income statement on disposal of subsidiary	(98)	—	(98)	—
Exchange differences on translation of foreign operations	(267,515)	336,006	996,548	970,808
Other comprehensive (loss)/income for the period, net of taxes	(267,613)	336,006	996,450	970,808

Total comprehensive loss for the period	(24,547)	(120,817)	(647,751)	(1,017,370)

Attributable to:
Owners of the Company	(21)	(129,142)	(592,196)	(1,025,754)
Non-controlling interests	(24,526)	8,325	(55,555)	8,384
Total comprehensive loss for the period	(24,547)	(120,817)	(647,751)	(1,017,370)

IHS HOLDING LIMITED

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

FOR THE FULL YEAR ENDED DECEMBER 31, 2024 AND 2023:

	2024	2023
	$’000	$’000
Non-current assets
Property, plant and equipment	1,352,645	1,740,235
Right-of-use assets	699,057	886,909
Goodwill	403,242	619,298
Other intangible assets	673,952	933,030
Deferred income tax assets	73,345	63,786
Derivative financial instrument assets	29,410	1,540
Trade and other receivables	121,033	147,305
	3,352,684	4,392,103
Current assets
Inventories	30,746	40,589
Income tax receivable	2,250	3,755
Derivative financial instrument assets	—	565
Trade and other receivables	313,356	607,835
Cash and cash equivalents	577,956	293,823
Assets held for sale	—	26,040
	924,308	972,607

TOTAL ASSETS	4,276,992	5,364,710

Non-current liabilities
Trade and other payables	5,218	4,629
Borrowings	3,219,215	3,056,696
Lease liabilities	470,476	510,838
Provisions for other liabilities and charges	83,876	86,131
Deferred income tax liabilities	100,450	137,106
	3,879,235	3,795,400
Current liabilities
Trade and other payables	422,500	532,627
Provisions for other liabilities and charges	182	277
Derivative financial instrument liabilities	10,203	68,133
Income tax payable	49,879	75,612
Borrowings	128,734	454,151
Lease liabilities	82,068	91,156
	693,566	1,221,956

TOTAL LIABILITIES	4,572,801	5,017,356

Stated capital	5,403,139	5,394,812
Accumulated losses	(6,925,419)	(5,293,394)
Other reserves	1,067,701	8,430
Equity attributable to owners of the Company	(454,579)	109,848
Non-controlling interests	158,770	237,506
TOTAL EQUITY	(295,809)	347,354

TOTAL LIABILITIES AND EQUITY	4,276,992	5,364,710

IHS HOLDING LIMITED

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE FULL YEAR ENDED DECEMBER 31, 2024 AND 2023:

	Attributable to owners of the Company
					Non-
	Stated	Accumulated	Other		controlling	Total
	capital	losses	reserves	Total	interests	Equity
	$’000	$’000	$’000	$’000	$’000	$’000

At January 1, 2023	5,311,953	(3,317,652)	(861,271)	1,133,030	227,200	1,360,230
Shares repurchased and canceled through buyback program	(10,037)	—	—	(10,037)	—	(10,037)
Non-controlling interests arising on business combination	—	—	—	—	1,922	1,922
Exercise of share options	92,896	—	(92,896)	—	—	—
Share-based payment expense	—	—	13,168	13,168	—	13,168
Other reclassifications related to share-based payment	—	867	(1,426)	(559)	—	(559)
Total transactions with owners	82,859	867	(81,154)	2,572	1,922	4,494

Loss for the year	—	(1,976,609)	—	(1,976,609)	(11,569)	(1,988,178)
Other comprehensive income	—	—	950,855	950,855	19,953	970,808
Total comprehensive (loss)/income	—	(1,976,609)	950,855	(1,025,754)	8,384	(1,017,370)

At December 31, 2023	5,394,812	(5,293,394)	8,430	109,848	237,506	347,354

At January 1, 2024	5,394,812	(5,293,394)	8,430	109,848	237,506	347,354
Non-controlling interests derecognized on disposal	—	—	—	—	(23,181)	(23,181)
Exercise of share options	8,327	—	(8,327)	—	—	—
Share-based payment expense	—	—	27,769	27,769	—	27,769
Total transactions with owners	8,327	—	19,442	27,769	(23,181)	4,588

Loss for the year	—	(1,632,025)	—	(1,632,025)	(12,176)	(1,644,201)
Other comprehensive income/(loss), net of recycling	—	—	1,039,829	1,039,829	(43,379)	996,450
Total comprehensive (loss)/income	—	(1,632,025)	1,039,829	(592,196)	(55,555)	(647,751)

At December 31, 2024	5,403,139	(6,925,419)	1,067,701	(454,579)	158,770	(295,809)

IHS HOLDING LIMITED

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE THREE MONTHS AND FULL YEAR ENDED DECEMBER 31, 2024 AND 2023:

	Three months ended December 31,		Full year ended December 31,
	2024	2023	2024	2023
	$’000	$’000	$’000	$’000
Cash flows from operating activities
Cash from operations	348,845	162,054	775,856	902,923
Income taxes paid	(3,538)	(3,004)	(38,629)	(45,411)
Payment for rent	(956)	431	(7,827)	(3,716)
Payment for tower and tower equipment decommissioning	(43)	(16)	(95)	(343)
Net cash from operating activities	344,308	159,465	729,305	853,453

Cash flows from investing activities
Purchase of property, plant and equipment	(61,460)	(81,441)	(235,169)	(464,897)
Payment in advance for property, plant and equipment	(14,283)	(22,145)	(29,864)	(111,065)
Purchase of software and licenses	(689)	(3,141)	(3,980)	(22,811)
Consideration paid on business combinations, net of cash acquired	—	—	—	(4,486)
Proceeds from sale of subsidiaries, net of cash disposed	114,887	—	118,960	—
Proceeds from disposal of property, plant and equipment	11,707	1,451	26,706	2,919
Insurance claims received	22	11	73	321
Interest received	5,809	7,670	18,660	25,008
Deposit of short-term deposits	(3,070)	4,538	(43,660)	(183,400)
Refund of short-term deposits	2,736	(469)	211,453	36,162
Net cash from/(used in) investing activities	55,659	(93,526)	63,179	(722,249)

Cash flows from financing activities
Shares repurchased and canceled through buyback program	—	(4,324)	—	(10,037)
Proceeds received from issuance of borrowings (net of transaction costs)	1,596,978	9,660	2,208,375	986,604
Repayment of borrowings	(1,683,484)	(45,349)	(2,149,307)	(689,940)
Fees on borrowings and derivative instruments	(1,263)	(4,621)	(10,558)	(19,441)
Interest paid	(73,983)	(74,911)	(326,984)	(299,029)
Payment for the principal portion of lease liabilities	(10,770)	(13,428)	(55,233)	(72,854)
Interest paid for lease liabilities	(19,495)	(17,744)	(66,041)	(58,443)
Interest/premium paid on derivative instruments	(8,834)	—	(8,834)	—
Net gain/(loss) settled on derivative instruments	157	222	(22,414)	839
Net cash (used in)/from financing activities	(200,694)	(150,495)	(430,996)	(162,301)

Net increase/(decrease) in cash and cash equivalents	199,273	(84,556)	361,488	(31,097)
Cash and cash equivalents at beginning of year	397,499	425,436	293,823	514,078
Exchange differences	(18,816)	(47,057)	(77,355)	(189,158)
Cash and cash equivalents at end of period	577,956	293,823	577,956	293,823

Use of Non-IFRS financial measures

Certain parts of this document contain non-IFRS financial measures, including Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted Levered Free Cash Flow (“ALFCF”). The non-IFRS financial information is presented for supplemental informational purposes only and should not be considered a substitute for financial information presented in accordance with Accounting Standards as issued by International Accounting Standards Board (“IFRS® Accounting Standards”), and may be different from similarly titled non-IFRS measures used by other companies.

Adjusted EBITDA and Adjusted EBITDA Margin

We define Adjusted EBITDA (including by segment) as (loss)/income for the period, before income tax expense/(benefit), finance costs and income, depreciation and amortization, net impairment/(reversal of impairment) of withholding tax receivables, impairment of goodwill, business combination transaction costs, net impairment/(reversal of impairment) of property, plant and equipment, intangible assets excluding goodwill and related prepaid land rent, reversal of provision for decommissioning costs, net (gain)/loss on sale of assets, share-based payment (credit)/expense, insurance claims, gain on disposal of subsidiary and certain other items that management believes are not indicative of the core performance of our business.

We define Adjusted EBITDA Margin as Adjusted EBITDA divided by revenue for the applicable period, expressed as a percentage.

We believe Adjusted EBITDA and Adjusted EBITDA Margin are useful to investors and are used by our management for measuring profitability and allocating resources, because they exclude the impact of certain items that have less bearing on our core operating performance such as interest expense and taxes. We believe that utilizing Adjusted EBITDA and Adjusted EBITDA Margin allows for a more meaningful comparison of operating fundamentals between companies within our industry by eliminating the impact of capital structure and taxation differences between the companies.

Adjusted EBITDA measures are frequently used by securities analysts, investors and other interested parties in their evaluation of companies comparable to us, many of which present an Adjusted EBITDA-related performance measure when reporting their results.

Adjusted EBITDA and Adjusted EBITDA Margin are used by different companies for differing purposes and are often calculated in ways that reflect the circumstances of those companies. You should exercise caution in comparing Adjusted EBITDA and Adjusted EBITDA Margin as reported by us to Adjusted EBITDA and Adjusted EBITDA Margin as reported by other companies. Adjusted EBITDA and Adjusted EBITDA Margin are unaudited and have not been prepared in accordance with IFRS Accounting Standards.

Adjusted EBITDA and Adjusted EBITDA Margin are not measures of performance under IFRS Accounting Standards and you should not consider these as an alternative to (loss)/income or (loss)/income margin for the period or other financial measures determined in accordance with IFRS Accounting Standards.

Adjusted EBITDA and Adjusted EBITDA Margin have limitations as analytical tools, and you should not consider them in isolation. Some of these limitations are:

●	they do not reflect interest expense, or the cash requirements necessary to service interest or principal payments, on our indebtedness;
●	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often need to be replaced in the future and Adjusted EBITDA and Adjusted EBITDA Margin do not reflect any cash requirements that would be required for such replacements;
●	some of the items we eliminate in calculating Adjusted EBITDA and Adjusted EBITDA Margin reflect cash payments that have less bearing on our core operating performance, but that impact our operating results for the applicable period; and
●	the fact that other companies in our industry may calculate Adjusted EBITDA and Adjusted EBITDA Margin differently than we do, which limits their usefulness as comparative measures.

Accordingly, investors and prospective investors should not place undue reliance on Adjusted EBITDA or Adjusted EBITDA Margin.

ALFCF

We define ALFCF as cash from operations, before certain items of income or expenditure that management believes are not indicative of the core cash flow of our business (to the extent that these items of income and expenditure are included within cash flow from operating activities), and after taking into account net working capital movements, income taxes paid, withholding tax, lease and rent payments made, net interest paid or received, business combination transaction costs, maintenance capital expenditure and routine corporate capital expenditure. We believe that it is important to measure the free cash flows we have generated from operations, after accounting for the cash cost of funding and routine capital expenditure required to generate those cash flows.

We believe ALFCF is useful to investors because it is also used by our management for measuring our operating cash flow, liquidity and allocating resources. While Adjusted EBITDA provides management with a basis for assessing its current operating performance, we use ALFCF in order to assess the long-term, sustainable operating liquidity of our business. ALFCF is derived through an understanding of the funds generated from operations, taking into account our capital structure and the taxation environment (including withholding tax implications), as well as the impact of non-discretionary maintenance capital expenditure and routine corporate capital expenditure. ALFCF provides management with a metric through which to measure the underlying cash generation of the business by further adjusting for expenditure that are non-discretionary in nature (such as interest paid and income taxes paid), as well as certain cash items that impact cash from operations in any particular period.

ALFCF and similar measures are frequently used by securities analysts, investors and other interested parties in their evaluation of companies comparable to us, many of which present an ALFCF-related measure when reporting their results. Such measures are used in the telecommunications infrastructure sector as they are seen to be important in assessing the liquidity of a business. We present ALFCF to provide investors with a meaningful measure for comparing our liquidity to those of other companies, particularly those in our industry.

ALFCF and similar measures are used by different companies for differing purposes and are often calculated in ways that reflect the circumstances of those companies. You should exercise caution in comparing ALFCF as reported by us to ALFCF or similar measures as reported by other companies. ALFCF is unaudited and has not been prepared in accordance with IFRS Accounting Standards.

ALFCF is not intended to replace cash from operations for the period or any other measures of cash flow under IFRS Accounting Standards.

ALFCF has limitations as an analytical tool, and you should not consider it in isolation. Some of these limitations are:

●	not all cash changes are reflected, for example, changes in working capital are not included and discretionary capital expenditure are not included;
●	some of the items that we eliminate in calculating ALFCF reflect cash payments that have less bearing on our liquidity, but that impact our operating results for the applicable period;
●	the fact that certain cash charges, such as lease payments made, can include payments for multiple future years that are not reflective of operating results for the applicable period, which may result in lower lease payments for subsequent periods;
●	the fact that other companies in our industry may have different capital structures and applicable tax regimes, which limits its usefulness as a comparative measure; and
●	the fact that other companies in our industry may calculate ALFCF differently than we do, which limits their usefulness as comparative measures.

Accordingly, you should not place undue reliance on ALFCF.

Reconciliation from income/(loss) for the period to Adjusted EBITDA and Adjusted EBITDA Margin

The following is a reconciliation of Adjusted EBITDA and Adjusted EBITDA margin to the most directly comparable IFRS measure which are income/(loss) and income/(loss) margin, respectively, for the three and twelve months ended December 31, 2024 and 2023:

	Three months ended December 31,		For the full year ended December 31,
	2024	2023	2024	2023
	$’000	$’000	$’000	$’000

Income/(loss) for the year	243,066	(456,823)	(1,644,201)	(1,988,178)
Divided by: Total revenue	437,822	509,784	1,711,225	2,125,539
Income/(loss) margin for the year	55.5%	(89.6)%	(96.1)%	(93.5)%
Adjustments:
Income tax expense	(6,712)	18,410	33,957	107,528
Finance costs(a)	151,646	621,091	2,123,138	2,436,511
Finance income(a)	(175,716)	(8,420)	(33,747)	(25,209)
Depreciation and amortization	96,695	95,205	362,735	435,586
Net (impairment reversal)/impairment of withholding tax receivables(b)	(31,746)	12,880	1,081	47,992
Impairment of goodwill	-	-	87,894	-
Business combination transaction costs	322	785	1,280	2,432
Net impairment/(reversal of impairment) of property, plant and equipment, intangible assets excluding goodwill and related prepaid land rent(c)	4,692	(20,814)	17,651	87,696
Gain/(loss) on disposal of property, plant and equipment	23,725	(2,854)	20,163	(3,806)
Share-based payment expense(d)	18,061	3,799	27,940	13,370
Insurance claims(e)	(22)	(11)	(73)	(321)
Gain on disposal of subsidiary	(83,838)	-	(83,838)	-
Other costs(f)	6,199	10,958	14,374	19,017
Other income	-	(24)	-	(83)
Adjusted EBITDA	246,372	274,182	928,354	1,132,535
Divided by: Total revenue	437,822	509,784	1,711,225	2,125,539
Adjusted EBITDA Margin	56.3%	53.8%	54.3%	53.3%

(a)	Finance costs consist of interest expense and loan facility fees on borrowings, the unwinding of the discount on our decommissioning liability and lease liability, realized and unrealized net foreign exchange losses arising from financing arrangements and net realized and unrealized losses from valuations of financial instruments. Finance income consists of interest income from bank deposits, realized and unrealized net foreign exchange gains arising from financing arrangements and net realized and unrealized gains from valuations of financial instruments.
(b)	Withholding tax primarily represents amounts withheld by customers in Nigeria and paid to the local tax authority. The amounts withheld may be recoverable in settlement of future corporate income tax liabilities in the relevant operating company. Withholding tax receivables are reviewed for recoverability at each reporting period end and impaired if not forecast to be recoverable.
(c)	Represents non-cash charges related to the impairment of property, plant and equipment, intangible assets excluding goodwill and related prepaid land rent on the decommissioning of sites.
(d)	Relates to share-based compensation expenses which are non-cash and vary from period to period depending on timing of awards and changes to valuation inputs assumptions.
(e)	Represents insurance claims included as non-operating income.

(f)	Other costs included one-off expenses related to strategic initiatives and operating systems of $10.8 million, costs related to internal reorganization of $2.7 million and one-off professional fees related to financing of $0.8 million.

Reconciliation from cash from operations to ALFCF

The following is a reconciliation of ALFCF to the most directly comparable IFRS measure, which is cash from operations, for the three and twelve months ended December 31, 2024 and 2023:

	Three months ended December 31,		For the full year ended December 31,
	2024	2023	2024	2023
	$’000	$’000	$’000	$’000

Cash from operations	348,845	162,054	775,856	902,923
Net movement in working capital	(92,104)	104,002	158,667	224,982
Income taxes paid	(3,538)	(3,004)	(38,629)	(45,411)
Withholding tax(a)	(20,777)	(27,473)	(85,076)	(117,561)
Lease and rent payments made	(31,221)	(30,741)	(129,101)	(135,013)
Net interest paid(b)	(77,008)	(67,241)	(317,158)	(274,021)
Business combination costs	4,857	2,356	6,707	6,792
Other costs(c)	1,734	4,482	5,513	12,229
Maintenance capital expenditure(d)	(23,284)	(25,680)	(71,796)	(139,958)
Corporate capital expenditures(e)	(383)	(590)	(785)	(2,180)
ALFCF	107,121	118,165	304,198	432,782

Non-controlling interests	(2,084)	(2,113)	(12,411)	(9,860)
ALFCF excluding non-controlling interests	105,037	116,052	291,787	422,922

(a)	Withholding tax primarily represents amounts withheld by customers which may be recoverable through an offset against future corporate income tax liabilities in the relevant operating company.
(b)	Represents the aggregate value of interest paid and interest income received.
(c)	Other costs for the years ended December 31, 2024 and 2023, primarily related to one-off consulting fees.
(d)	We incur capital expenditure in relation to the maintenance of our towers and fiber equipment, which is non-discretionary in nature and required in order for us to optimally run our portfolio and to perform in line with our service level agreements with customers. Maintenance capital expenditure includes the periodic repair, refurbishment and replacement of tower, fiber equipment and power equipment at existing sites to keep such assets in service.
(e)	Corporate capital expenditure, which are non-discretionary in nature, consist primarily of routine spending on information technology infrastructure.